SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Portugal Telecom

Announcement 15 December 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Barclays Plc, on behalf of itself and of its subsidiaries (“Barclays Group”), now holds less than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the following share trades made on 5 December 2008:

•     Barclays Capital Securities Ltd: disposed of 9,803,431 PT ordinary shares (OTC transaction);

•     Barclays Capital Inc: acquired 36,043 PT ordinary shares (transaction on regulated market);

•     Barclays Fundos: disposed of 3,500 PT ordinary shares (transaction on regulated market).

As a result of the abovementioned share trades, Barclays Group now holds a total of 23,924,243 ordinary shares representing 2.54% of PT’s share capital and corresponding voting rights.

PT was also informed that such holding is attributed to the Barclays Group through the following entities:

•     Barclays Capital Securities Ltd: 20,804,961 ordinary shares representing 2.21% of the share capital and voting rights in PT;

•     Barclays Capital Inc: 1,166,027 ordinary shares representing 0.12% of the share capital and voting rights in PT;

•     Barclays Global Investors Japan Ltd: 1,371,804 ordinary shares representing 0.15% of the share capital and voting rights in PT;

•     Barclays Bank Trust Co Ltd: 8,000 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•     Gerrard Investment Management Ltd: 4,007 ordinary shares representing 0.0004% of the share capital and voting rights in PT;

•     Barclays Bank Plc: 129,977 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•     Barclays Life Assurance Co Ltd: 174,834 ordinary shares representing 0.02% of the share capital and voting rights in PT.

•     Barclays Bank (Suisse) SA: 29,233 ordinary shares representing 0.003% of the share capital and voting rights in PT;

•     Barclays Fundos: 235,400 ordinary shares representing 0.02% of the share capital and voting rights in PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.:+351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

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As disclosed to the market on 10 December 2008, PT has reduced its share capital from Euro 28,277,855.31 to Euro 26,895,375 pursuant to a share buyback programme. The new share capital is represented by 896,512,500 shares. Taking into consideration the new share capital, Barclays Group’s qualified holding would represent 2.67% of PT’s share capital and corresponding voting rights.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Barclays Plc, with registered office at 1 Churchill Place, London E14 5HP, United Kingdom.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.